SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 27th October, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                                             (Registrant)

Date October 27, 2005

                                                                   s.   Hermann Derbuch

                                                                     Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION Suite 1250, 155 University Avenue Toronto / Ontario M5H 3B7 Tel: (416) 777-0013 Fax: (416) 777-0014 Web-site:www.twinmining.com E-mail: info@twinmining.com

Press Release

Toronto, Ontario October 27, 2005

Twin Mining’s 2005 Diamond Exploration Update

Twin Mining Corporation (“Twin Mining”) (TSX-TWG) is pleased to report that Fugro Airborne Surveys have successfully completed 14,642 line km of airborne magnetometer surveys covering approximately 2000 sq. km of the 4000 sq. km Vista group of claims on Twin Mining’s Brodeur Diamond Property (see press release August 10, 2005).

Based on heavy mineral anomalies 11 high priority claim groups were selected for the aeromag survey on Vista. Both, chrome diopside and magnesium ilmenites which are known diamond indicator minerals are present on eight of the Vista heavy mineral clusters (see press release June 23, 2005).

The 2005 exploration program on the Brodeur property also included till sampling and a Reverse Circulation (RC) drill program which tested 11 (14%) of the 78 drill targets detected by the 2004 airborne magnetometer survey. The till samples and drill cuttings were sent by ship to the harbor at Valleyfield, Quebec and transported from there to SGS Lakefield Research in mid-October. Results will be reported as they become available.

The evaluation of the aeromag targets from the 2004 and 2005 surveys, combined with the analysis of RC drill cuttings, will assist in determining the scope and direction of the 2006 program in this prospective diamond field.

The 2005 exploration program was designed and guided by Dallas Davis Geol. (NU & NT), Twin Mining’s “Qualified Person” for all geological aspects for Twin Mining’s Brodeur diamond exploration program as defined by National Instrument 43-101.

Since Twin Mining acquired the Brodeur diamond property in December 2000, it has spent nearly   $12,000,000 on the property. More than 50 carats of gem quality diamonds of high color and purity grading (see press release April 3, 2002) were extracted from the Freightrain pipe kimberlite.

The evaluation of strategic and capital market alternatives to unlock the value of Twin Mining’s significant assets (see press release of June 15, 2005) is well under way. As part of this evaluation, Twin Mining is working with Research Capital Corporation to review a full range of possibilities, including the joint venturing and vending of certain assets of Twin Mining, as well as various financing arrangements.

Twin Mining has two promising diamond properties located in Canada's Eastern Arctic, gold properties under exploration in Quebec and a near production gold project located in Idaho, U.S.A. Twin Mining is a socially and environmentally responsible company dedicated to acquiring, exploring and developing high quality mineral properties.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO, Twin Mining Corporation

                                                     Tel.: (416) 777-0013  Fax: (416) 777-0014 E-mail: info@twinmining.com

          Badshah Communications Group Ltd.

          Tel.: (604) 408.7522   Fax: (604) 408.7528